12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com

FIRM /AFFILIATE OFFICES
November 7, 2008	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey New York Northern Virginia Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Jeffrey P. Riedler, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ligand Pharmaceuticals Incorporated Registration Statement on Form S-4 Filed October 20, 2008 SEC File No. 333-154454

Dear Mr. Riedler:

Pursuant to your request, on behalf of Ligand Pharmaceuticals Incorporated (“Ligand” or the “Company”), below we provide further information to help you confirm whether Pharmacopeia, Inc. (“Pharmacopeia”) met the eligibility requirement of General Instruction I.B.1 of Form S-3 at the time of the filing of the Registration Statement.

On August 26, 2008, a date within 60 days prior to October 20, 2008, the date of filing the Registration Statement, the aggregate market value of Pharmacopeia’s voting and non-voting common equity held by non-affiliates was $77,288,497, based on a closing sale price of Pharmacopeia’s common stock on The Nasdaq Global Market of $2.61 per share and 29,612,451 shares of its common stock held by non-affiliates. On that date, there were a total of 29,757,826 shares of Pharmacopeia common stock outstanding. Of that amount, 145,375 shares were held by affiliates of Pharmacopeia, including an aggregate of 33,719 shares held by the members of Pharmacopeia’s board of directors and an aggregate of 111,656 shares held by the officers of Pharmacopeia.

In accordance with available guidance from the Staff, the issuer of securities is deemed to be in the best position to determine which of its stockholders may be in a control position and therefore an affiliate of the issuer, based on a review of the relevant facts and circumstances.

November 7, 2008

Based on its review of the relevant facts and circumstances, Pharmacopeia does not consider any of its other stockholders, including Josiah T. Austin, either in his capacity as Trustee for certain family trusts or as sole managing member of El Coronado Holdings, L.L.C., to be affiliates of Pharmacopeia. In making that determination with respect to Mr. Austin, Pharmacopeia notes the following: (i) based on his public filings, Mr. Austin held only 12.16% of Pharmacopeia’s outstanding common stock on August 26, 2008; (ii) Mr. Austin did not become a 10% stockholder of Pharmacopeia until August 4, 2008, only a few weeks prior to August 26, 2008; (iii) Mr. Austin has not expressed an intention to acquire a control position with regards to Pharmacopeia; (iv) neither Mr. Austin nor El Coronado Holdings, L.L.C. has any contractual relationship with Pharmacopeia (i.e., no stockholders agreement or confidentiality agreement in place); (v) neither Mr. Austin nor El Coronado Holdings, L.L.C. has the right to appoint any observers to or members of Pharmacopeia’s board of directors; and (vi) neither Mr. Austin nor El Coronado Holdings, L.L.C. has access to any material non-public information regarding Pharmacopeia.

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November 7, 2008

Any comments or questions regarding the foregoing should be directed to Scott N. Wolfe at (858) 523-5405 or the undersigned at (858) 523-5438. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ali Fawaz
of LATHAM & WATKINS LLP

cc:	John L. Higgins, Ligand Pharmaceuticals Incorporated Charles S. Berkman, Esq., Ligand Pharmaceuticals Incorporated James J. Marino, Esq., Dechert LLP Scott N. Wolfe, Esq., Latham & Watkins LLP

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